SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               AMENDMENT NO. 1

                                      TO

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 761312-10-7
                           (formerly 761314-10-3)
                                (CUSIP Number)

                           CHARLES E. BRADLEY, SR.
                         c/o STANWICH PARTNERS, INC.
                             ONE STAMFORD LANDING
                             62 SOUTHFIELD AVENUE
                         STAMFORD, CONNECTICUT  06902
                                (203) 325-0551
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 23, 2001
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR.

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [ ]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................OO

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............87,584

(8)  Shared voting power.............2,508,165

(9)  Sole dispositive power..........87,584

(10) Shared dispositive power........7,180,558

(11) Aggregate amount beneficially
     owned by each reporting person..7,320,039

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........46.7%

(14) Type of reporting
     person (see instructions).......IN

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

(1)  Name of reporting persons........KIMBALL J. BRADLEY

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [ ]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................OO and PF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............868,722

(8)  Shared voting power.............4,672,393

(9)  Sole dispositive power..........868,722

(10) Shared dispositive power........0

(11) Aggregate amount beneficially
     owned by each reporting person..5,541,115

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........35.5%

(14) Type of reporting
     person (see instructions).......IN

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR. FAMILY
                                      LIMITED PARTNERSHIP

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [ ]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................OO

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............0

(8)  Shared voting power.............4,672,393

(9)  Sole dispositive power..........0

(10) Shared dispositive power........4,672,393

(11) Aggregate amount beneficially
     owned by each reporting person..4,672,393

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........30.0%

(14) Type of reporting
     person (see instructions).......PN

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is jointly filed by Charles E. Bradley, Sr. ("Mr. Bradley"), Kimball J. Bradley ("Mr. K. Bradley") and the Charles E. Bradley, Sr., Family Limited Partnership (the "Bradley FLP" and, collectively with Mr. Bradley and Mr. K. Bradley, the "Reporting Persons").

ITEM 1.     Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Reunion Industries, Inc., a Delaware corporation ("Reunion"). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.     Identity and Background.

     1.     Charles E. Bradley, Sr.

     Mr. Bradley is the Chairman of the Board, Chief Executive Officer and a Director of Reunion, the President and sole director of KSB Acquisition Corp. ("KSB"), Hanna Investment Corporation ("HANNA") and Stanwich Financial Services Corp. ("SFSC") and the President and a Director of Stanwich Partners, Inc. Mr. Bradley's business address is c/o Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Bradley is a citizen of the United States.

     During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.     Charles E. Bradley, Sr. Family Limited Partnership.

     The Bradley FLP is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the
partnership.   The principal business address of the Bradley FLP is c/o
Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Bradley is the sole general partner of the Bradley FLP.

     During the last five years neither the Bradley FLP nor Mr. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

     3.     Kimball J. Bradley

     Kimball J. Bradley is the President and Chief Operating Officer and a director of the Company. Mr. K. Bradley's business address is 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222. Mr. K. Bradley is a citizen of the United States.

     During the last five years Mr. K. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

     The following transactions in the Common Stock by or involving the Reporting Persons have occurred since June 14, 2000:

     On September 27, 2000 SFSC sold 13,333 shares to an employee of Reunion at a price of $1.50 per share.

     On September 27, 2000 Mr. K. Bradley transferred 5,000 shares by gift.

     On November 10, 2000 Hanna sold 36,667 shares to Mr. K. Bradley and 20,000 shares to another Reunion employee at a price of $1.50 per share. Mr.
K. Bradley used his personal funds to purchase the shares sold to him.

     On May 29, 2001 Reunion issued 2,383 shares to Mr. Bradley, 28,598 shares to Mr. K. Bradley and 165,566 shares to the Bradley FLP. The shares referred to in the preceding sentence were issued by Reunion to the Reporting Persons pursuant to a merger agreement by which on 3/16/00 Chatwins Group, Inc., ("CGI") was merged into Reunion. On the merger date, Reunion issued certain shares to the Reporting Persons (previously reported), all then shareholders of CGI, pursuant to such merger agreement. Such merger agreement also provided for the subsequent issuance of certain additional shares of Reunion to the CGI shareholders, including the Reporting Persons, contingent upon the attainment of certain performance levels by the CGI business units in the year 2000. The shares issued to the Reporting Persons on May 29, 2001 are such contingently issuable shares. The consideration for the shares issued in the merger was the cancellation of the shares of CGI stock owned by the CGI shareholders, including the Reporting Persons, on March 16, 2000.

     In May, 2001 Mr. Bradley sold 12,974 shares at an average price of $1.32 per share.

     KSB sold (1) 245,000 shares on July 17, 2001 at a price of $1.20 per share and (2) 100,000 shares on July 23, 2001 at a price of $1.45 per share.

     The number of shares subject to employee stock options exercisable currently or within 60 days increased by 35,467 in the case of Mr. Bradley and by 21,667 in the case of Mr. K. Bradley. In each case, the consideration for these options was services as an employee of Reunion.

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

ITEM 4.     Purpose of the Transaction.

     The sales of Common Stock by KSB, Hanna, SFSC and Mr. Bradley reported in
Item 3, above, were made to raise cash to pay certain obligations. The Reporting Persons have acquired Common Stock previously and acquired the Common Stock included in this Statement for investment. The Reporting Persons also intend to influence the control of the Company, inasmuch as Mr. Bradley and Mr. K. Bradley are directors of Reunion, and are, respectively, its Chief Executive Officer, and President and Chief Operating Officer. The Reporting Persons may sell and buy Common Stock from time to time.

     As of the date hereof, the Reporting Persons have no plan or proposal which relates to or would result in any of the actions described in Item 4 of
Schedule 13D.

ITEM 5.     Interest in Securities of the Issuer.

     (a) The Bradley FLP owns, in the aggregate, 4,672,393 shares of Common Stock of Reunion, or approximately 30.0%, of the 15,590,619 issued and outstanding shares of the Common Stock of Reunion (the "Outstanding Common Stock").

     Mr. Bradley is the general partner and manages the business and affairs of the Bradley FLP and, therefore, may be deemed to beneficially own the 4,672,393 shares of Common Stock of Reunion held by the Bradley FLP.

     Mr. Bradley individually owns 54,280 shares of Common Stock of Reunion and is deemed to beneficially own 85,201 shares of Common Stock of Reunion by virtue of options to purchase 85,201 shares of Common Stock of Reunion that are exercisable currently or within 60 days.

     Mr. Bradley is the president, sole director and a shareholder of KSB and, therefore, may be deemed to beneficially own the 623,685 shares of Common Stock of Reunion held by KSB.

     Mr. Bradley is the president, sole director and a shareholder of Hanna and, therefore, may be deemed to beneficially own the 232,783 shares of the Common Stock of Reunion held by Hanna.

     Mr. Bradley is the President, sole director and a shareholder of SFSC and, therefore, may be deemed to beneficially own the 1,651,697 shares of Common Stock of Reunion held by SFSC.

     Accordingly, Mr. Bradley may be deemed to beneficially own, in the aggregate, 7,320,039 shares of Common Stock of Reunion, or approximately 46.7% of the sum of the Outstanding Common Stock plus 85,201 shares represented by Mr. Bradley's options.

     Mr. K. Bradley individually owns 838,721 shares of Common Stock of Reunion and is deemed to beneficially own 30,001 shares of Common Stock of Reunion by virtue of options to purchase 30,001 shares of Common stock of Reunion that are exercisable currently or within 60 days.

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

     Mr. K. Bradley is the person designated to vote the 4,672,393 shares of Common Stock of Reunion held by the Bradley FLP, and he therefore may be deemed to beneficially own such shares.

     Accordingly, Mr. K. Bradley may be deemed to beneficially own, in the aggregate, 5,541,115 shares of Common Stock of Reunion, or approximately 35.5% of the sum of Outstanding Common Stock plus 30,001 shares represented by his options.

     (b) Subject to Items 5(d) and 6, below, the Bradley FLP and Mr. Bradley may be deemed to share the power to dispose or to direct the disposition of the 4,672,393 shares of Common Stock of the Company held by the Bradley FLP. The Bradley FLP's power to dispose of these shares is based upon its record ownership of these shares. Mr. Bradley's power to direct the disposition of these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP. Subject to Items 5(d) and 6, below, the Bradley FLP and Mr. K. Bradley may be deemed to share the power to vote the 4,672,393 shares held by the Bradley FLP based upon (i) the Bradley FLP's record ownership of these shares and (ii) Mr. K. Bradley's designation by the Bradley FLP as the person to vote these shares.

     Mr. Bradley may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the shares hold by KSB, Hanna and SFSC based upon his relationships as an officer, director and shareholder with each of KSB, Hanna and SFSC.

     Subject to Items 5(d) and 6, below, Mr. Bradley has the sole power to vote and the sole power to dispose of the 139,481 shares of Common Stock of Reunion held by him, based upon his record ownership of 54,280 such shares and by virtue of options to purchase 85,201 such shares.

     Mr. K. Bradley has the sole power to vote and dispose of the 868,722 shares of Common Stock of Reunion held by him, based upon his record ownership of 838,721 such shares and by virtue of options to purchase 30,001 such shares.

     (c) There were no transactions in the Common Stock of Reunion by or involving the Reporting Persons during the past 60 days other than those transactions reported in Item 3, above.

     (d) Mr. Bradley and the Bradley FLP have pledged, respectively, 51,897 and 361,580 shares of the Common Stock of Reunion to Sovereign Bank to secure certain indebtedness of Mr. Bradley. Because a default has occurred under such indebtedness, Sovereign Bank has the right to receive any dividends from, and any proceeds from the sale of, such pledged shares.

     (e)     Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Securities Pledge Agreement dated as of May 1, 1993 among the Bradley FLP, the John Grier Family Limited Partnership, and the State Street Bank and Trust Company, as successor Collateral Agent to the First

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

National Bank of Boston (the "Collateral Agent"), the Bradley FLP pledged 4,145,247 shares of the Common Stock of the Company to secure the Company's obligations under the Indenture, dated as of May 1, 1993, between the Company and State Trustee, as Trustee. Upon the occurrence of a Realization Event, as defined in such Securities Pledge Agreement, the voting rights for such pledged shares would immediately become vested in the Collateral Agent.

     Under the terms of the pledges referred to in Item 5(d), above, Sovereign Bank may have the right to vote with respect to 51,897 shares of the Common Stock of Reunion owned by Mr. Bradley and 361,580 shares of such Common Stock owned by the Bradley FLP.

ITEM 7.     Material to be Filed as Exhibits.

1.     Joint Filing Agreement among Mr. Bradley, Mr. K. Bradley and the
Bradley FLP.


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 26, 2001

                                            CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                ------------------------------
                                                    Kimball J. Bradley

                    REUNION INDUSTRIES, INC. SCHEDULE 13D

                                                              EXHIBIT 1

                            JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Amendment No. 1 to Schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Reunion Industries, Inc., a Delaware corporation, is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned.

     The undersigned hereby constitute and appoint Charles E. Bradley, Sr. their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments to the
Schedule 13D, and to file the same and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done, or have done or caused to be done prior to this date, by virtue hereof.

     This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 26, 2001

                                            CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                ------------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                ------------------------------
                                                    Kimball J. Bradley